Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports Q4 2019 & Full Year 2019 Financial Results

- Q4 Revenues Total $25.5M with $0.41 EPS; 2019 Revenues Total $105.2M with $1.65 EPS –

KFAR SAVA, Israel, January 29, 2020 - Silicom Ltd. (NASDAQ: SILC), a leading provider of high-performance networking and data infrastructure solutions, today reported its financial results for the fourth quarter and full year ended December 31, 2019.

Financial Results

Fourth Quarter: Silicom’s revenues for the fourth quarter of 2019 totalled $25.5 million compared with $24.1 million in the third quarter of 2019 and $45.5 million for the fourth quarter of 2018.

On a GAAP basis, net income for the quarter totalled $2.4 million, or $0.33 per share (basic and diluted), compared with $1.9 million, or $0.25 per share (basic and diluted) for the third quarter of 2019, and $9.9 million, or $1.29 per diluted share ($1.31 per basic share), for the fourth quarter of 2018.

On a non-GAAP basis (as described and reconciled below), net income for the quarter totalled $3.1 million, or $0.41 per share (basic and diluted), compared with $2.5 million, or $0.34 per share (basic and diluted), for the third quarter of 2019, and $8.9 million, or $1.17 per diluted share ($1.18 per basic share), for the fourth quarter of 2018.

Full Year: Silicom’s revenues for the twelve months ended December 31, 2019 totalled $105.2 million compared with $133.8 million for 2018.

On a GAAP basis, net income for the year totalled $10.2 million, or $1.35 per diluted share ($1.36 per basic share), compared with $14.6 million, or $1.91 per diluted share ($1.94 per basic share), for 2018.

On a non-GAAP basis (as described and reconciled below), net income for the year totalled and $12.5 million, or $1.65 per diluted share ($1.66 per basic share), compared with $21.3 million, or $2.79 per diluted share ($2.83 per basic share), for 2018.

Guidance for the First Quarter

Management projects that revenues for the first quarter of 2020 will total $25 to $26 million.

Comments of Management

Shaike Orbach, Silicom’s President and CEO, commented, “The fourth quarter’s solid results and 2019 as a whole represent the successful transition that we have been carrying out during the last five years. As the market is moving to Cloud Data Centers, Virtualized Edge Computing and decoupling of software and hardware, we have shifted our focus from networking appliances for on-premise data centers to Cloud data centers and Edge computing.

“Our significant investments in R&D and sales efforts during these years, together with our targeted IP and technology acquisitions, positioned us correctly to address the global transitioning’s derivative markets - primarily, SD-WAN, Cloud data centers, Cyber Security, NFV and 5G. Our Edge products are crucial components within the Virtualized Edge and the software and hardware decoupling trends, and our FPGA smart cards are key elements in Cloud and Edge computing acceleration.”

Mr. Orbach continued, “We have been able to secure numerous significant Design Wins in these markets that we now expect to drive double-digit growth for us in 2020 and beyond. The recent selection of our uCPEs by one of the US’s largest healthcare chains for its SD-WAN deployment is a demonstration of our growth potential in the Enterprise market, over and beyond our earlier Telco-related wins.

“Affirmations such as these, coupled with strong market tailwinds, confirm the bold decision we took in 2015 to invest so heavily in Edge computing and FPGA-based solutions in order to remain ahead of the curve. Now, as our early design wins in these markets mature into revenues and an increasing number of opportunities appear on the horizon, we are ready to harvest the fruits of these efforts. We look forward to a strong 2020, followed by even sharper growth in 2021 and beyond.”

Conference Call Details

Silicom’s Management will host an interactive conference today, January 29th, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 668 9141
UK: 0 800-917-5108
ISRAEL: 03 918 0609
INTERNATIONAL:  +972 3 918 0609
At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website.

***

Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, amortization of acquired intangible assets, taxes on amortization of acquired intangible assets, as well as discontinued project-related write-offs. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 170 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft / Gavriel Frohwein GK Investor Relations Tel: +1 646 668 3559 E-mail: silicom@gkir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets (US$ thousands)

	December 31,	December 31,
	2019	2018

Assets

Current assets
Cash and cash equivalents	$16,469	$26,808
Short-term bank deposits	13,542	-
Marketable securities	14,045	1,600
Accounts receivables: Trade, net	24,936	23,817
Accounts receivables: Other	5,159	9,487
Inventories	36,491	42,369
Total current assets	110,642	104,081

Marketable securities	46,542	45,612
Assets held for employees’ severance benefits	1,640	1,517
Deferred tax assets	1,798	894
Property, plant and equipment, net	3,574	3,670
Intangible assets, net	1,718	966
Right of Use	3,783	-
Goodwill	25,561	25,561
Total assets	$195,258	$182,301

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$16,419	$15,407
Other accounts payable and accrued expenses	8,823	6,133
Lease Liabilities	1,090	-

Total current liabilities	26,332	21,540

Lease Liabilities	2,693	-
Liability for employees’ severance benefits	2,910	2,612
Deferred tax liabilities	400	-

Total liabilities	32,335	24,152

Shareholders' equity
Ordinary shares and additional paid-in capital	57,152	54,643
Treasury shares	(8,009)	(38)
Retained earnings	113,780	103,544
Total shareholders' equity	162,923	158,149

Total liabilities and shareholders' equity	$195,258	$182,301

Silicom Ltd. Consolidated Statements of Operations

(US$ thousands, except for share and per share data)

	Three-month period		Twelve-month period
	ended December 31,		ended December 31,
	2019	2018	2019	2018
Sales	$25,507	$45,524	$105,240	$133,753
Cost of sales	16,651	27,428	69,146	91,697
Gross profit	8,856	18,096	36,094	42,056

Research and development expenses	3,723	4,076	15,075	14,820
Selling and marketing expenses	1,751	1,911	6,647	6,642
General and administrative expenses	1,087	1,012	4,159	3,943
Total operating expenses	6,561	6,999	25,881	25,405

Operating income (loss)	2,295	11,097	10,213	16,651

Financial income, net	560	204	1,646	923
Income (Loss) before income taxes	2,855	11,301	11,859	17,574
Income taxes	432	1,427	1,623	2,937
Net income (loss)	$2,423	$9,874	$10,236	$14,637

Basic income (loss) per ordinary share (US$)	$0.33	$1.31	$1.36	$1.94

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	7,400	7,556	7,520	7,552

Diluted income (loss) per ordinary share (US$)	$0.33	$1.29	$1.35	$1.91

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,452	7,652	7,573	7,657

Silicom Ltd. Reconciliation of Non-GAAP Financial Results

(US$ thousands, except for share and per share data)

	Three-month period		Twelve-month period
	ended December 31,		ended December 31,
	2019	2018	2019	2018

GAAP gross profit	$8,856	$18,096	$36,094	$42,056
(1) Share-based compensation (*)	107	135	437	372
(2) Discontinued project-related write-offs	-	(1,772)	-	3,213
Non-GAAP gross profit	$8,963	$16,459	$36,531	$45,641

GAAP operating income (loss)	$2,295	$11,097	$10,213	$16,651
Gross profit adjustments	107	(1,637)	437	3,585
(1) Share-based compensation (*)	461	582	1,918	2,052
(2) Discontinued project-related write-offs	-	-	-	13
(3) Amortization of acquired intangible assets	-	93	-	1,026
Non-GAAP operating income	$2,863	$10,135	$12,568	$23,327

GAAP net income (loss)	$2,423	$9,874	$10,236	$14,637
Operating income adjustments	568	(962)	2,355	6,676
(4) Taxes on amortization of acquired intangible assets	68	12	(74)	36
Non-GAAP net income	$3,059	$8,924	$12,517	$21,349

GAAP net income (loss)	$2,423	$9,874	$10,236	$14,637
Adjustments for Non-GAAP cost of sales	107	(1,637)	437	3,585
Adjustments for Non-GAAP Research and development expenses	218	428	900	1,608
Adjustments for Non-GAAP Selling and marketing expenses	118	193	493	953
Adjustments for Non-GAAP General and administrative expenses	125	54	525	530
Adjustments for Non-GAAP Income taxes	68	12	(74)	36
Non-GAAP net income	$3,059	$8,924	$12,517	$21,349

GAAP basic income (loss) per ordinary share (US$)	$0.33	$1.31	$1.36	$1.94
(1) Share-based compensation (*)	0.07	0.09	0.31	0.32
(2) Discontinued project-related write-offs	-	(0.23)	-	0.43
(3-4) Acquisition-related adjustments	0.01	0.01	(0.01)	0.14
Non-GAAP basic income per ordinary share (US$)	$0.41	$1.18	$1.66	$2.83

GAAP diluted income (loss) per ordinary share (US$)	$0.32	$1.29	$1.35	$1.91
(1) Share-based compensation (*)	0.08	0.09	0.31	0.32
(2) Discontinued project-related write-offs	-	(0.23)	-	0.42
(3-4) Acquisition-related adjustments	0.01	0.02	(0.01)	0.14
Non-GAAP diluted income per ordinary share (US$)	$0.41	$1.17	$1.65	$2.79

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))